JOHNSON FUNDS, INC.

                          SERVICE AND DISTRIBUTION PLAN


        WHEREAS, Johnson Funds, Inc. (the "Company") is organized to engage in the business of an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act");

        WHEREAS, the Company is authorized to issue shares of common stock (the "Shares") in separate series with each such series representing interests in a separate portfolio of securities and other assets (the "Funds");

        WHEREAS, the Company desires to appoint a distributor of the Funds' shares and/or to enter into agreements with dealers and other financial service organizations to obtain various distribution-related and/or shareholder services for the Funds, all as permitted and contemplated by Rule 12b-1 adopted under the Act; it being understood that to the extent any activity is one which a Fund may finance without a Rule 12b-1 plan, the Fund may also make payments to finance such activity outside such a plan and not subject to its limitations.

        NOW, THEREFORE, the Company hereby adopts on behalf of each Fund with respect to each Fund's shares, a Service and Distribution Plan on the following terms and conditions (the "Plan"):

        1. Each Fund may charge a distribution expense and service fee on an annualized basis of 0.25% of each Fund's average daily net assets. Such fee shall be calculated and accrued daily and paid at such intervals as the Board of Directors of the Company shall determine, subject to any applicable restriction imposed by rules of the National Association of Securities Dealers, Inc.

        2. (a) The amount set forth in paragraph 1 of this Plan shall be paid for services and expenses in connection with any activities primarily intended to result in the sale of shares of the Funds including, but not limited to, compensation to the Company's distributor and reimbursement of such distributor's expenses, as provided in the Distribution Agreement by and between the Distributor and the Company. In addition, the Funds may pay all or a portion of this fee to any other securities dealer, financial institution or any other person (the "Shareholder Organization(s)") who renders personal service to shareholders, assists in the maintenance of shareholder accounts or who renders assistance in distributing or promoting the sale of the Funds' shares pursuant to a written agreement based on any form duly approved by the Board of Directors (the "related agreement").

        (b) To the extent such fee is not paid to such persons, the Funds may use the fee for their expenses of distribution of their shares including, but not limited to, payment by the Funds of the cost of preparing, printing and distributing Prospectuses and Statements of Additional Information to prospective investors and of implementing and operating the Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs.


        3. This Plan shall not take effect with respect to a Fund until it, together with any related agreements, has been approved by votes of a majority of both (a) the Directors of the Company and (b) those Directors of the Company who are not "interested persons" of the Company (as defined in the Act) and who have no direct of indirect financial interest in the operation of this Plan or any agreements related to it (the "rule 12b-1 Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

        4. After approval as set forth in paragraph 4, this Plan shall take effect upon commencement of operations of the respective Funds. The Plan of Distribution shall continue in full force and effect as to the Fund shares for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

        5. All persons authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement shall provide to the Directors of the Company, and Directors shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

        6. This Plan may be terminated as to a Fund at any time, without payment of any penalty, by vote of the Directors of the Company, by a vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding shares of the Fund on not more than 60 days' written notice.

        7. This Plan may not be amended to increase materially the amount of the fee provided for in paragraph 1 hereof unless such amendment is approved by a vote of a majority of the outstanding shares of the respective Fund(s), and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in paragraph 3 hereof.

        8. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Company shall be committed to the discretion of the Directors who are not such interested persons.

        9. The Company shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

        IN WITNESS WHEREOF, the Company, on behalf of the Funds, has adopted this Service and Distribution Plan as of the ____ day of _______________, 1998.